SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 5, 2007, regarding the final redemption of Class 3 Variable Series Corporate Bonds.

2	Letter to the Buenos Aires Stock Exchange dated February 5, 2007, regarding the payment of interest corresponding to the Issue of Class 3 Variable Rate Corporate Bonds.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, February 5, 2007.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Class 3 Variable Series Corporate Bonds

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to inform that the Company will proceed to the final redemption of Class 3 Variable Series Corporate Bonds for $50,000,000 upon expiration, that is to say on February 11, 2007 (or the following business day). In addition, we will proceed to pay interest for $1,226,271.78 as per the attached notice on interest payment.

                          Yours sincerely,

Item 2
Telefónica de Argentina S.A.

Buenos Aires, February 5, 2007.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Notice on Interest Payment

Dear Sirs,

I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, and in compliance with the applicable regulations I hereby serve upon you notice of payment of interest corresponding to the Issue of Class 3 Variable Rate Corporate Bonds for $50,000,000 due on February 11, 2007 made by the Company.

Corporate Bonds for $50,000,000

a)	Place for Payment: Payment Agent: Caja de Valores S.A, 25 de Mayo 362, City of Buenos Aires, Argentina.

b)	Hours for Payment: Banking Hours.

c)	Start Date of Payment: February 11, 2007 (or the following business day).

d)	Applicable Interest Rate: 2.453% (Interest payable $1,226,271.78).

e)	Period on which payment is applicable: Period starting as of November 11, 2006 and ending at February 11, 2007.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 7, 2007	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel